Exhibit 99.1

Suite 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP COMPLETES SALE OF SAN DIMAS MINE

VANCOUVER, BRITISH COLUMBIA, August 6, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) announced today the completion of its sale of the San Dimas gold-silver mine in Mexico to Primero Mining Corp. (TSX-V: P) (formerly Mala Noche Resources Corp.).

Pursuant to the terms of the transaction, Goldcorp received an aggregate of 31,151,200 common shares of Primero representing approximately 36% of Primero’s issued and outstanding common shares, $216 million in cash, a $60 million 12-month convertible note bearing an annual interest rate of 3% and a $50 million 5-year promissory note bearing an annual interest rate of 6%.

“The divestiture of San Dimas is consistent with Goldcorp’s ongoing strategy of creating value for shareholders while concentrating our focus on the cornerstone assets that will drive our industry leading production growth and future cash flow,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “We look forward to participating in the future success of Primero and San Dimas through our significant ownership interest in the company.”

The underwriters for Primero’s public offering were granted a 30-day over-allotment option expiring on August 19, 2010 to raise additional gross proceeds of up to C$45 million.  If this option is exercised in whole or in part, Goldcorp will receive all of the net proceeds from the over-allotment option, such proceeds to be applied against the $60 million convertible note.

Goldcorp does not have any present intention to acquire ownership of, or control over, additional securities of Primero. Goldcorp has the right to maintain its percentage interest in Primero as long as Goldcorp and its affiliates hold at least 10% of the issued and outstanding Primero common shares.  It is the intention of Goldcorp to evaluate its investment in Primero on a continuing basis and such holdings may be increased or decreased in the future.  For the purposes of National Instrument 62-103 the address of Goldcorp Inc., is 666 Burrard Street, Suite 3400, Vancouver, British Columbia  V6C 2X8.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, or to obtain a copy of the early warning report filed in connection with Goldcorp’s holdings in Primero, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com